As filed with the Securities and Exchange Commission on December 22, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ShoreTel, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Stock Options Granted Under Certain ShoreTel, Inc. Equity Plans to Purchase Common Stock

(Title of Class of Securities)

825211-105

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael E. Healy

Chief Financial Officer

ShoreTel, Inc.

960 Stewart Drive

Sunnyvale, California 94085

(408) 331-3300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Jeffrey R. Vetter, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 988-8500

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Exhibit 99.1 to this filing is ShoreTel, Inc.’s Preliminary Proxy Statement for the Special Meeting of Stockholders tentatively scheduled for February 2, 2009 (the “Proxy Statement”), the purpose of which is to approve a stock option exchange program (the “Option Exchange Program”).

Exhibit 99.2 to this filing is an email sent by John W. Combs, ShoreTel, Inc.’s President and Chief Executive Officer to all ShoreTel employees on December 22, 2008 (“Company Email”) describing to the employees the terms of the proposed Option Exchange Program.

The Option Exchange Program described in the Proxy Statement and Company Email has not yet commenced. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program. ShoreTel will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the proposed Option Exchange Program. These materials and other documents filed by ShoreTel with the SEC will be available free of charge from the SEC’s website at www.sec.gov. In addition, persons who are eligible to participate in the Option Exchange Program may obtain free copies of the documents filed with the SEC by contacting ShoreTel’s Stock Administration Department at 960 Stewart Avenue, Sunnyvale, California 94085.

ITEM 12.	EXHIBITS.

99.1 Preliminary Proxy Statement for the Special Meeting of Stockholders filed with the U.S. Securities and Exchange Commission on December 22, 2008 and incorporated herein by reference.

99.2 Company Email dated December 22, 2008.